# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mint Incorporation Limited, CIK 0001998560
CUSIP: G6146G117
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 05/18/2026
Filed by CIK 0002069869
Persons authorized to receive notices and communications: Hoi Lung Chan, 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong (K3), 00000, 852 2866-1663

## Reporting persons
- Deep Vision Enterprise Limited (CIK 0002069869): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 180,460; shared voting power 0; sole dispositive power 180,460; shared dispositive power 0; aggregate amount beneficially owned 180,460 (8.8% of the class)
  Comment: *Deep Vision Enterprise Limited (the "Reporting Person") is a business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Hoi Lung Chan, the Chief Executive Officer ("CEO") and Chairman of the Board of Mint Incorporation Limited ("the Issuer"). Mr. Chan has the sole voting and dispositive power over the 180,460 Class A ordinary shares of no par value ("Class A Ordinary Shares") and 474,379 Class B ordinary shares of no par value ("Class B Ordinary Shares") of the Issuer held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
  
  **The calculation is based on a total of 2,051,277 Class A Ordinary Shares issued and outstanding as of the date hereof, as reported in the Issuer's shareholder list obtained from the Company's transfer agent.
- Hoi Lung Chan (CIK 0002124609): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 180,460; shared voting power 0; sole dispositive power 180,460; shared dispositive power 0; aggregate amount beneficially owned 180,460 (8.8% of the class)
  Comment: *Deep Vision Enterprise Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Hoi Lung Chan (the "Reporting Person"), the CEO and Chairman of the Board of the Issuer. Mr. Chan has the sole voting and dispositive power over the 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares of the Issuer held by Deep Vision Enterprise Limited. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
  
  **The calculation is based on a total of 2,051,277 Class A Ordinary Shares issued and outstanding as of the date hereof, as reported in the Issuer's shareholder list obtained from the Company's transfer agent.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, no par value
Name of issuer: Mint Incorporation Limited
Address of issuer's principal executive offices: 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This amendment no. 1 to Schedule 13D (the "Schedule 13D/A1"), is filed by Deep Vision Enterprise Limited and Mr. Hoi Lung Chan ("Mr. Chan") (collectively, the "Reporting Persons").
Residence or business address: The registered address of Deep Vision Enterprise Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. Mr. Chan is the CEO and Chairman of the Board of the Issuer, with his business address at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong.
Present principal occupation or employment: Deep Vision Enterprise Limited is an investment holding company primarily engaged in acquiring, holding, and managing equity interests in subsidiaries and other investments. It does not engage in direct business operations. Mr. Chan is the CEO and Chairman of the Board of the Issuer, with its principal executive office located at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong.
Criminal convictions in the last five years: During the last five years, neither (1) Deep Vision Enterprise Limited, nor any of its officers or directors, nor (2) Mr. Chan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither (1) Deep Vision Enterprise Limited, nor any of its officers or directors, nor (2) Mr. Chan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Deep Vision Enterprise Limited is a company incorporated in the British Virgin Islands.
Mr. Chan is a Hong Kong citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer was incorporated on October 18, 2023. In connection with, and on the same day of, its incorporation, the Issuer issued 1,289 Class A Ordinary Shares to Deep Vision Enterprise Limited at the consideration of US$515.55. As part of its reorganization, on November 29, 2023, the Issuer issued 1,875 Class B Ordinary Shares to Deep Vision Enterprise Limited. On August 19, 2024, the Issuer effectuated a share split of its issued and outstanding shares at a ratio of 1-to-1,400 (the "Share Split), so that there were 14,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding, and Deep Vision Enterprise Limited held 1,804,600 Class A Ordinary Shares and 2,625,000 Class B Ordinary Shares post-Share Split. On May 6, 2026, the Issuer effectuated a reverse stock split of its issued and outstanding shares at a ratio of 1-for-10 (the "Reverse Stock Split"), so that there were 2,051,277 Class A Ordinary Shares and 490,000 Class B Ordinary Shares issued and outstanding, and Deep Vision Enterprise Limited held 180,460 Class A Ordinary Shares and 262,500 Class B Ordinary Shares post-Reverse Stock Split. On May 18, 2026, the Issuer issued 211,879 Class B Ordinary Shares to Deep Vision Enterprise Limited at the consideration of HK$5,000,000 (equivalent to US$637,755.10 based on the exchange rate of HK$7.84 to US$1.00 agreed by the parties in the Share Purchase Agreement).

The Reporting Persons are deemed to hold the voting and dispositive power over the 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares of the Issuer as of the date hereof.

Deep Vision Enterprise Limited: WC
Mr. Hoi Lung Chan: PF

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are pre-IPO shareholder of the Issuer. The Reporting Persons acquired with the intent to exercise control over the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A1 are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares, representing 60.09% of the voting power of the Issuer. Percentage of beneficial ownership of the Reporting Persons is based on 2,051,277 Class A Ordinary Shares and 701,879 Class B Ordinary Shares of the Issuer. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Deep Vision Enterprise Limited
Sole Voting Power: 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares
Shared Voting Power: 0
Sole Dispositive Power: 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares
Shared Dispositive Power: 0

(ii) Hoi Lung Chan
Sole Voting Power: 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares
Shared Voting Power: 0
Sole Dispositive Power: 180,460 Class A Ordinary Shares and 474,379 Class B Ordinary Shares
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this Schedule 13D/A1, the Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Share Purchase Agreement by and between the Issuer and Deep Vision Enterprise Limited dated May 18, 2026
Exhibit B - Joint Filing Agreement

## Signatures
- Deep Vision Enterprise Limited: /s/ Hoi Lung Chan, Hoi Lung Chan / Director at Deep Vision Enterprise Limited (05/27/2026)
- Hoi Lung Chan: /s/ Hoi Lung Chan, Hoi Lung Chan (05/27/2026)